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                              December 15, 2021

       Scott Crist
       Chief Executive Officer
       Industrial Tech Acquisitions II, Inc.
       5090 Richmond Ave, Suite 319
       Houston, Texas 77056

                                                        Re: Industrial Tech
Acquisitions II, Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 3,
2021
                                                            File No. 333-254594

       Dear Mr. Crist:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Risk Factors
       Our amended and restated certificate of incorporation, page 66

   1. We note your disclosure here in this risk factor regarding your exclusive forum clause in your amended and
restated certificate of incorporation. You indicate in this risk factor that for any action
arising under the Securities Act that the Court of Chancery in the State of Delaware and the
federal district court shall have concurrent jurisdiction. We note however that your
amended and restated certificate of incorporation and the disclosure under "Exclusive forum
for certain lawsuits," at page 136 states that unless you consent in writing to the
selection of an alternative forum, the federal district courts of the United
                                                        States of America shall
be the exclusive forum for the resolution of any complaint arising under the Securities
Act of 1933. Please revise for consistency.
 Scott Crist
Industrial Tech Acquisitions II, Inc.
December 15, 2021
Page 2

       You may contact David Irving at 202-551-3321 or Michelle Miller at 202-551-3368 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any other questions.



FirstName LastNameScott Crist                             Sincerely,
Comapany NameIndustrial Tech Acquisitions II, Inc.
                                                          Division of
Corporation Finance
December 15, 2021 Page 2                                  Office of Finance
FirstName LastName